FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of July 2009
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

(1)	Press Release, “Dr. Reddy’s Laboratories Limited announces filing of Annual Report on Form 20-F”, July 7, 2009.

(2)	Press Release, “Dr. Reddy’s Q1 FY10 Results; Revenues at Rs. 18,189 million, up by 21%, EBITDA at Rs. 4,364 million, up by 90%, PAT at Rs. 2,445 million, up by 120%”, July 21, 2009.

(3)	Press Release, “Dr. Reddy’s launches ExecareTM in India”, July 30, 2009.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s Laboratories Limited announces filing of Annual Report on Form 20-F
Hyderabad, India, July 07 2009: Dr. Reddy’s Laboratories Limited (NYSE: RDY) today announced that its Annual Report on Form 20-F, containing its annual consolidated financial statements for the fiscal year ended 31 March, 2009 was filed with the United States Securities and Exchange Commission on 6th July 2009.
The Annual Report on Form 20-F is also available on Dr. Reddy’s corporate website, www.drreddys.com and can be accessed by selecting ‘SEC filings’ under the ‘Investors’ Section. ADS holders may also obtain a hard copy of the Annual Report on Form 20-F or Indian Annual Report, free of charge, by sending a written request to the Company’s registered office or by sending an e-mail to shares@drreddys.com.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia.
www.drreddys.com
For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com / +1 908-203-4931
Media:
Mythili M at mythilim@drreddys.com / +91-40-66511620
Rajan S at rajans@drreddys.com / +91-40- 66511725

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s Q1 FY10 Results; Revenues at Rs. 18,189 million, up by 21%, EBITDA at Rs. 4,364 million, up by 90%, PAT at Rs. 2,445 million, up by 120%.
Hyderabad, India, July 21, 2009: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the first quarter ended June 30, 2009 under International Financial Reporting Standards (IFRS).
Q1 FY10 Key Highlights
o	Overall revenues at Rs. 18.2 billion ($381 million) in Q1 FY10 as against Rs. 15.0 billion ($315 million) in Q1 FY09, representing a growth of 21%.
o	The growth was largely driven by sumatriptan and by the key markets of North America and India.

o	Excluding revenues from sumatriptan, the YoY growth is at 7%.
o	EBITDA at Rs. 4.4 billion ($91 million) in Q1 FY10 as against Rs. 2.3 billion ($48 million) in Q1 FY09, representing a growth of 90%.

o	PAT at Rs. 2.4 billion ($51 million) in Q1 FY10 as against Rs. 1.1 billion ($23 million) in Q1 FY09, representing a growth of 120%. This translates to an EPS of Rs. 14.4 ($0.3) in Q1 FY10.

o	PAT adjusted for exceptional items is at Rs. 2.8 billion ($60 million) in Q1 FY10 as against Rs. 1.3 billion ($28 million) in Q1 FY09. This translates to an adjusted EPS of Rs. 16.8 ($0.4) in Q1 FY10.

o	Revenues from Global Generics business at Rs. 13.0 billion ($273 million) in Q1 FY10 as against Rs. 10.3 billion ($215 million) in Q1 FY09. YoY growth of 27% driven by sumatriptan and key markets of North America and India.

o	Revenues from Pharmaceutical Services & Active Ingredients (PSAI) increase by 6% to Rs. 4.9 billion ($102 million) in Q1 FY10 as against Rs. 4.6 billion ($97 million) in Q1 FY09.

o	During the quarter, the company launched 24 new generic products, filed 22 new generic product registrations and filed 4 DMFs globally.

All figures in millions, except EPS	All dollar figures based on convenience translation rate of 1USD = Rs 47.74
Dr. Reddy’s Laboratories Limited and Subsidiaries
Unaudited Condensed Consolidated Income Statement

		Q1 FY10			Q1 FY09
Particulars	Index	($)	(Rs.)%		($)	(Rs.)%		Growth %

Revenue	A	381	18,189	100	315	15,038	100	21
Cost of revenues	B	168	8,017	44	158	7,544	50	6
Gross profit	C = A-B	213	10,172	56	157	7,494	50	36
Operating Expenses
Selling, general & administrative expenses(a)	D	124	5,927	33	107	5,085	34	17
Research and development expenses, net	E	21	985	5	22	1,050	7	(6)
Write down of intangible assets	F	—	—	—	—	—	—	—
Write down of goodwill	G	—	—	—	—	—	—	—
Other (income)/expenses, net	H	(1)	(35)	(0)	5	241	2	—
Total Operating Expenses	I= D+E+F+G+H	144	6,877	38	134	6,376	42	8
Results from operating activities	J = C-I	69	3,295	18	23	1,118	7	195
Finance income (b)	K	(2)	(88)	(0)	(7)	(320)	(2)	(73)
Finance expenses (c)	L	5	223	1	5	243	2	(8)
Finance expenses, net	M = K+L	3	135	1	(2)	(77)	(1)	(275)
Share of profit/(loss) of equity accounted investees	N	0	11	0	—	—	—	—
Profit before income tax	O = J-M+N	66	3,171	17	25	1,195	8	165
Income tax expense	P	(15)	(726)	(4)	(2)	(84)	(1)	764
Profit for the period	Q = O+P	51	2,445	13	23	1,111	7	120
Attributable to :
Equity holders of the company	R	51	2,445	13	23	1,111	7	120
Minority interest	S	—	—	—	—	—	—	—
Profit for the period	T = R+S	51	2,445	13	23	1,111	7	120

Weighted average no. of shares o/s	U		168.9			168.9
Diluted EPS	V = R/U	0.3	14.5		0.1	6.6
Notes:
(a)	Includes amortization charges of Rs. 507 million in Q1 FY10 and Rs. 377 million in Q1 FY09.

(b)	Includes forex gain of Rs. 176 million in Q1 FY09.

(c)	Includes forex loss of Rs. 84 million in Q1 FY10.

Key Balance Sheet Items

	(in millions)
	As on 30th June 09		As on 31st Mar 09
Particulars	($)	(Rs.)	($)	(Rs.)

Cash and cash equivalents	130	6,184	117	5,596
Trade and other receivables	280	13,374	306	14,592
Inventories	292	13,933	277	13,226
Property, plant and equipment	439	20,970	437	20,882
Goodwill and Other Intangible assets	456	21,768	465	22,179
Loans and borrowings (current & non current)	337	16,108	413	19,701
Trade accounts payable	144	6,873	125	5,987
Equity (including reserves)	939	44,832	881	42,045
Business Highlights
o	Overall revenues at Rs. 18.2 billion ($381 million) in Q1 FY10 as against Rs. 15.0 billion ($315 million) in Q1 FY09, representing a growth of 21%.
o	The growth was largely driven by sumatriptan.

o	Excluding revenues from sumatriptan, the YoY growth is at 7%, driven by the key markets of North America and India.
o	Operating income is at Rs. 3.3 billion ($69 million) in Q1 FY10 as against Rs. 1.1 billion ($23 million) in Q1 FY09.

o	EBITDA at Rs. 4.4 billion ($91 million) in Q1 FY10 as against Rs. 2.3 billion ($48 million) in Q1 FY09, representing a growth of 90%.

o	Revenues from Global Generics business at Rs. 13.0 billion ($273 million) in Q1 FY10 as against Rs. 10.3 billion ($215 million) in Q1 FY09. YoY growth of 27% driven by sumatriptan and key markets of North America and India.

o	Revenues from Pharmaceutical Services & Active Ingredients (PSAI) increase by 6% to Rs. 4.9 billion ($102 million) in Q1 FY10 as against Rs. 4.6 billion ($97 million) in Q1 FY09.

o	During the quarter, the company launched 24 new generic products, filed 22 new generic product registrations and filed 4 DMFs globally.
Segmental Analysis
  Global Generics
o	Revenues from Global Generics business at Rs. 13.0 billion ($273 million) in Q1 FY10 as against Rs. 10.3 billion ($215 million) in Q1 FY09. YoY growth of 27% driven by sumatriptan and key markets of North America and India.

o	Revenues from North America at Rs. 6.0 billion ($126 million) in Q1 FY10 as against Rs. 2.8 billion ($59 million) in Q1 FY09.
o	Excluding revenues from Sumatriptan, the growth of 42% in North America was driven by high volume growth across existing products.

o	The cumulative ANDA filings are 139. Total of 67 ANDAs pending at the USFDA addressing innovator sales of $68 billion, of which 28 are Para IVs and 16 are FTFs.
o	Revenues from Europe at Rs. 2.1 billion ($44 million) in Q1 FY10 as against Rs. 3.0 billion ($63 million) in Q1 FY09, representing a degrowth of 30%.
o	Revenues from betapharm decrease by 36% to Rs. 1.6 billion ($34 million) in Q1 FY10 from Rs. 2.5 billion ($53 million) in Q1 FY09. This decrease is on account of the effect of destocking in the market.
o	Supplies for AOK tender have commenced, with AOK products witnessing significant increase in volumes, while the volumes for non-AOK product have fallen.

o	The sales force at betapharm was restructured to reduce to approximately 50 as of June 2009 from 110 as of March 2009.
o	Revenues from Rest of Europe grew by 6% to Rs. 503 million ($11 million) in Q1 FY10. The growth is largely contributed by UK with sales of Rs. 362 million ($8 million) representing a growth of 23%.
o	Revenues from Russia & Other CIS markets at Rs. 1.9 billion ($39 million) in Q1 FY10 as against Rs. 1.9 billion ($40 million) in Q1 FY09, representing a degrowth of 3%.
o	Revenues in Russia remain at Rs. 1.5 billion ($32 million) in Q1 FY10 as against Rs. 1.5 billion ($31 million) in Q1 FY09; YoY growth of 2%. However in rouble terms, the growth is at 18% YoY and 5% sequentially.
o	Despite a degrowth in volumes, the secondary sales trend for April & May indicates a rouble growth of 46% vis-à-vis industry’s growth of 34%.
▪	Revenues in Other CIS markets decrease to Rs. 342 million ($7 million) in Q1 FY10 as against Rs. 429 million ($9 million) in Q1 FY09. YoY degrowth of 20%.
o	Revenues in India increase to Rs. 2.4 billion ($50 million) in Q1 FY10 from Rs. 2.2 billion ($46 million), representing a growth of 9% largely on account of key brands, Omez, Nise, Omez-DSR and Razo.
o	Sequential growth of 15% largely contributed by volume growth of 14%.

o	The secondary sales trend for April & May indicate a growth of 11.4% for Dr. Reddy’s as against the industry growth of 10.4%.

o	14 new products launched during the quarter.
  Pharmaceutical Services and Active Ingredients
o	Revenues from Pharmaceutical Services & Active Ingredients (PSAI) increase by 6% to Rs. 4.9 billion ($102 million) in Q1 FY10 as against Rs. 4.6 billion ($97 million) in Q1 FY09; YoY growth of 6% driven by the regions of Europe and RoW as well as the benefit of rupee depreciation against the dollar.
o	Growth was driven by products of Gemcitabine, Montelukast, Sumatriptan and Levetiracetam.

o	The order book status of active ingredients as of June 2009 is up by 27% from March 2009.

o	During the quarter, 4 DMFs were filed globally, with 3 in Canada and 1 in RoW. The cumulative DMF filings till date are 355.
Income Statement Highlights:
o	Gross profit increase by 36% to Rs. 10.2 billion ($213 million) in Q1 FY10 as against Rs. 7.5 billion ($157 million) in Q1 FY09. Gross profit margins on total revenues at 56% as against 50% in Q1 FY09, largely driven by higher margins on sumatriptan.

o	Selling, General & Administration (SG&A) expenses increase to Rs. 5.9 billion ($124 million) in Q1 FY10 from Rs. 5.1 billion ($107 million) in Q1 FY09; YoY growth of 17%.
o	However excluding the exit costs of sales force at betapharm amounting to Euros 7.2 million and the costs related to closure of the Atlanta research facility amounting to $1.5 million, the SG&A expenses grew by 6%.
o	Other operating income of Rs. 35 million in Q1 FY10 as against Other operating expenses of Rs. 242 million in Q1 FY09. The change is on account of :
o	Provision for damages of Rs. 515 million in Q1 FY09 on account of the German court upholding the validity of the olanzapine patent in Germany.

o	Benefit of negative goodwill of Rs. 150 million in Q1 FY09, relating to the acquisition of facilities from Dow Pharma.
o	R&D expenses remain at Rs. 985 million in Q1 FY10.

o	Finance costs (net) are at Rs. 135 million in Q1 FY10 as against Finance income (net) at Rs. 77 million in Q1 FY09. The change is mainly on account of :
o	Net forex loss of Rs. 84 million in Q1 FY10 as against net forex gain of Rs. 176 million in Q1 FY09.

o	Net interest expense of Rs. 59 million in Q1 FY10 as against Rs. 174 million in Q1 FY09.
o	PAT at Rs. 2.4 billion ($51 million) in Q1 FY10 as against Rs. 1.1 billion ($23 million), representing a growth of 120%.

o	PAT adjusted for exceptions is at Rs. 2.8 billion ($60 million) as against Rs. 1.3 billion ($28 million) in Q1 FY09, representing a growth of 116%.

o	EPS of Rs. 14.4 ($0.3) in Q1 FY10 as against Rs. 6.6 ($0.1) in Q1 FY09.

o	Capital expenditure for Q1 FY10 is at Rs. 692 million ($14 million).
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620
Rajan S at rajans@drreddys.com or on +91-40- 66511725
Notes
1. Financial discussions are on a consolidated basis as per IFRS.
2. Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s launches ExecareTM in India
July 30, 2009, Hyderabad: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) has launched ExecareTM (Halometasone Cream 0.05%) in India. Used in the treatment of acute/chronic steroid responsive dermatoses and vitiligo, ExecareTM is a potent steroid and is recommended as an alternative to Betamethasone Dipropionate and Mometasone furoate.
With this launch, Dr. Reddy’s becomes the first company to introduce this molecule in India.
Notes to the editor:
•	The topical steroid market size is about Rs 120 Crores growing at 14% ( source ORG MAT May 2009)
     Brief mode of action of ExecareTM:
•	Halometasone monohydrate has very good anti-inflammatory action with significant safety and tolerability profile.

•	Corticosteroids act by the induction of Lipocortins which prevent the formation of prostaglandins & leukotrienes.

•	Both prostaglandins and leukotrienes are mediators which lead to inflammation. Halometasone acts by blocking their production, thus acting as an anti-inflammatory agent.

•	Leading brands of Dr.Reddy’s in this segment are MintopTM, EbernetTM, VenusiaTM and UltravexTM
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia. www.drreddys.com
For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1 908-203-4931
Media:
Mythili M at mythilim@drreddys.com / +91-40-66511620
Rajan S at rajans@drreddys.com / +91-40- 66511725

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ V.S. Suresh
Date: August 5, 2009		Name: V.S. Suresh
Title: Company Secretary